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September 25, 2017

Via EDGAR AND OVERNIGHT Mail

Ms. Sandra B. Hunter
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance - Office of Real Estate & Commodities
100 F Street, N.E.
Washington, D.C. 20549-3010

Re:	Fundrise National For-Sale Housing eFund, LLC
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted June 20, 2017
CIK No. 0001706656

Dear Ms. Hunter:

This letter is submitted on behalf of Fundrise National For-Sale Housing eFund, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in a letter dated July 7, 2017 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001706656) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), to the Commission on June 20, 2017, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

Subsequent to the receipt of the Comment Letter, we publicly filed on behalf of the Company, its Offering Statement on Form 1-A on August 11, 2017 (the “Offering Statement”). In connection with the qualification of that filing, we have had numerous conversations with the Staff regarding the revised redemption plan the Company desires to include in the Company’s Offering Statement (the “Revised Redemption Plan”). The Company is concurrently filing Amendment No. 1 to the Offering Statement (the “Amended Filing”), which includes the Revised Redemption Plan together with changes in response to the Staff’s comments as well as other revisions.

Ms. Sandra B. Hunter

Division of Corporation Finance

September 25, 2017

As discussed below, this response includes revisions to our previous response letter dated June 19, 2017 to address additional comments received from the Staff with respect to the Revised Redemption Plan.

For your convenience, the Staff’s numbered comment set forth in the Comment Letter (and subsequent oral comments) have been reproduced in italics herein with responses immediately following each comment.

General

1.	We note your response to comment 1. We have referred your analysis to the Division of Investment Management, and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Response to Comment No. 1

In response to the Staff’s comment, we reached out to Ms. Rochelle Plesset in the Division of Investment Management, and have been advised that she has informed the Staff that she has no comments that require changes to the Offering Statement.

Revised Redemption Plan

2.	Please (i) revise your previously submitted Revised Redemption Plan to reflect comments received from the Staff and (ii) modify the analysis in your June 19 responses to comments No. 2 and No. 3 contained in the Staff’s previous comment letter dated June 15, 2017 to reflect the Staff’s current interpretation of the tender offer rules as they impact securities issued pursuant to Regulation A

Response to Comment No. 2

In response to telephone discussions with the Staff, the Company has agreed that we should revise our June 19, 2017 responses to Comments No. 2 and No. 3 in the Staff’s comment letter dated June 15, 2017 regarding our views about the application of the tender offer rules to securities issued pursuant to Regulation A.

We acknowledge the Staff’s position that under the JOBS Act, the Commission did not designate Regulation A offerings as a class of “exempted securities” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (although they are “exempted securities” under the Securities Act). Rather, the intent of the Commission in adopting the conditional exemptive provisions related to Tier 2 offerings under Regulation A was to exempt, under certain circumstances, Tier 2 offerings from a portion of the registration/filing requirements under the Exchange Act (specifically under Rule12g5-1). In our discussions, the Staff expressed its view that in order for the Commission to have granted securities offered under Regulation A the status of “exempted securities” under the Exchange Act, there would need to have been an affirmative statement to that effect, similar to the designation applicable to Regulation A offerings under the Securities Act of 1933, as amended (the “Securities Act”).

Ms. Sandra B. Hunter

Division of Corporation Finance

September 25, 2017

As the Staff’s interpretation of the applicability of the term “exempted securities” relates to the tender offer rules and, in turn, the tender offer rules to redemption plans such as the one the Company is proposing, the Company has acknowledged and agreed, without respectfully conceding the points, as follows:

•	The Staff has consistently required that redemption plans conform to the tender offer rules (although they have not officially concluded that they are tender offers), including, in particular, the provisions of Rule 13e-4 and Regulation 14E.

•	Regulation 14D and Section 14(d)(1) of the Exchange Act by their terms only apply to “equity securities” that are “registered” under the Exchange Act; the Company’s common shares offered pursuant to its Offering Statement pursuant to Regulation A are not required to be registered under the Exchange Act.

•	The Company’s Regulation A offering need not comply with the tender offer rules under the more stringent requirements pursuant to Rule 13(e)(4) as such offering is not an offering of “equity securities” under the Exchange Act.

•	However, based on the Staff’s position that the Commission did not designate offerings under Regulation A as “exempted securities” under Section 3(a)(12)(A) of the Exchange Act, the general tender offer rules under Regulation 14E apply to tender offers for securities issued pursuant to Regulation A.

With the foregoing as background, the Company respectfully submits that its Revised Redemption Plan, as modified in response to comments from the Staff, fully complies with Regulation 14E (as well as Regulation M). Indeed, the Company’s Revised Redemption Plan goes even further and contains provisions that are typically found in redemption plans for registered non-traded REITs, which are treated as “equity securities” under the Exchange Act.

* * * * *

Ms. Sandra B. Hunter

Division of Corporation Finance

September 25, 2017

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail Benjamin S. Miller, Chief Executive Officer Bjorn J. Hall, General Counsel and Secretary Rise Companies Corp.

Tiffany Williamson Goodwin Procter LLP